

16012948

'EDSTATES
:XCHANGE COMMISSION
ton, D.C. 20549

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RECEIVED 2016 MAR -2 PM 3:33 SEC / TM

Section MAR 02 2016 Washington DC 403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Lakes Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

828 John Nolen Drive
(No. and Street)

Madison	WI	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher R. Henderson 608-288-2731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 East Washington Avenue, 32 Flr	MIlwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian R. Donarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Lakes Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Sandra R Stanis
Notary
Public
State of Wisconsin

Signature

Director of Finance and Accounting

Title

Notary Public

Commission expires 11/6/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE LAKES SECURITIES, LLC

TABLE OF CONTENTS


BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
United States of America
T: +1 414 777 5500
F: +1 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Three Lakes Securities, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Three Lakes Securities, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Three Lakes Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Lakes Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 7-8 has been subjected to audit procedures performed in conjunction with the audit of Three Lakes Securities, LLC's financial statements. The supplemental information is the responsibility of Three Lakes Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 23, 2016

THREE LAKES SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2015

Assets	
Cash	$ 412,666
Prepaid expenses	7,407
Total assets	$ 420,073
Liabilities	
Accrued payables	$ 1,000
Producer commission payable	16,445
Total liabilities	17,445
Member's equity	
Contributed capital	65,000
Retained earnings	337,628
Total member's equity	402,628
Total liabilities and member's equity	$ 420,073

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2015

Revenues	
Commissions income	$ 632,378
Total revenues	632,378
Expenses	
Commissions expense	231,290
Salaries and wages	32,280
Regulatory expenses	11,307
Insurance expense	21,796
Professional fees	11,176
Rent expense	3,960
Other expenses	18,012
Total expenses	329,821
Net income	$ 302,557

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Contributed Capital	Retained Earnings	Total
Balances at January 1, 2015	$ 65,000	$ 228,071	$ 293,071
Net Income	-	302,557	302,557
Distributions to member	-	(193,000)	(193,000)
Balances at December 31, 2015	$ 65,000	$ 337,628	$ 402,628

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities	
Net income	$ 302,557
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	1,494
Increase in producer commission payable	3,208
Decrease in payables	(1,500)
Net cash provided by operating activities	305,759
Financing activities	
Distributions to member	(193,000)
Net cash used by financing activities	(193,000)
Net increase in cash	112,759
Cash, at beginning of year	299,907
Cash, at end of year	$ 412,666

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

NOTE 1 – Organization Structure

Three Lakes Securities, LLC (the "Company"), a wholly owned subsidiary of M3 Insurance Solutions, Inc., was established in 2009 and is a limited purpose broker dealer. The Company is in the business of referring potential customers to another Financial Industry Regulatory Authority (FINRA) member broker. The Company shares in the commissions and fees earned through this referral. The Company received capital contributions from M3 Insurance Solutions, Inc. for $65,000 in 2010. The Company began operations upon receiving approvals from FINRA and the State of Wisconsin Department of Securities in January 2011.

NOTE 2 – Summary of Significant Accounting Policies

Cash

Cash consists of amounts held at a commercial bank in the form of a checking account. At times, the account may exceed federally insured limits. As a result, the Company is exposed to custodial credit risk.

Federal Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of its' sole member, M3 Insurance Solutions, Inc. Therefore, no provision for income taxes has been made on the Company. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The Company is included in the consolidated federal and state income tax returns filed by the sole member.

There were no net uncertain tax positions that, if recognized, would affect the effective tax rate at December 31, 2015. The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes. At December 31, 2015, the Company had no accrued interest and penalties related to uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for the years before 2012.

Revenue Recognition

Commission and sales charge revenues collected from various investors are recorded when the commissions are received. At that date, the earnings process has been completed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THREE LAKES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2015

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Exemptive Provision

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 – Related-Party Transactions

During 2015, employee, facility, equipment, and other direct costs of $45,060 were incurred by the Company and provided by M3 Insurance Solutions, Inc., in accordance with an expense-sharing agreement. These costs have been included in various line items in the Statement of Income.

NOTE 4 – Net Capital and Other Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Company is required to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000, as these terms are defined. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2015, the Company had net capital of $395,221, which was $390,221 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital at December 31, 2015, was .04 to 1.

NOTE 5 – Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued.

Supplementary Information

THREE LAKES SECURITIES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDENESS
PURSUANT TO RULE 15c3-1
As of December 31, 2015

Net capital	
Member's equity	$ 402,628
Less nonallowable assets and other deductions:	
Prepaid expenses	7,407
Total nonallowable assets and other deductions	7,407
Net capital before haircuts	395,221
Haircut on securities	-
Net capital	$ 395,221
Aggregate indebtedness	
Total liabilities	$ 17,445
Capital requirements	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of requirement	390,221
Net capital as above	$ 395,221
Ratio of aggregate indebtedness to net capital	.04 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part II A.

THREE LAKES SECURITIES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Three Lakes Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Three Lakes Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)

THREE LAKES SECURITIES, LLC
Madison, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2015

THREE LAKES SECURITIES, LLC

TABLE OF CONTENTS


BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
United States of America
T: +1 414 777 5500
F: +1 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Three Lakes Securities, LLC
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Three Lakes Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Three Lakes Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Three Lakes Securities, LLC stated that Three Lakes Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Three Lakes Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Lakes Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 23, 2016

Three Lakes
Securities, LLC

Member FINRA/SIPC

828 John Nolen Drive
Madison, WI 53713
T 608-273-0655 F 608-273-1725

January 22, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Three Lakes Securities, LLC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period January 1, 2015 through December 31, 2015 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states that the Firm clear all transaction on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carriers all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker-dealer. Three Lakes Securities, LLC met the exemption provision under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2015 through December 31, 2015, without exception.

Sincerely,

THREE LAKES SECURITIES, LLC



Christopher Henderson
Chief Compliance Officer

THREE LAKES SECURITIES, LLC
Madison, Wisconsin

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2015

THREE LAKES SECURITIES, LLC

TABLE OF CONTENTS


BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Audit Committee
Three Lakes Securities, LLC
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Three Lakes Securities, LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Three Lakes Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended Thursday, December 31, 2015 with amounts reported in the Form SIPC-7 for the year ended Thursday, December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin


an independent member of
BAKER TILLY
INTERNATIONAL

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2380*********************MIXED AADC 220
068429 FINRA DEC
THREE LAKES SECURITIES LLC
PO BOX 8950
MADISON WI 53708-8950

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sandy Riege 608-288-2708

2. A. General Assessment (item 2e from page 2) $ 1,581

B. Less payment made with SIPC-6 filed (**exclude interest**) (748)

7/16/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 833

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 833

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 833

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Three Lakes Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of January, 2016.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 632,378

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 632,378

2e. General Assessment @ .0025 $ 1,581

(to page 1, line 2.A.)